NOTICE OF

THE ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

TO NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders of NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. (the “Company”) will be held at the Jacques Cartier Room of Best Western Hotel Châteauneuf Laval, 3655, Autoroute des Laurentides, Laval (Quebec), H7L 3H7, on Friday, November 24th 2006 at 2:00 p.m., for the following purposes :

1.

To confirm and accept to receive a Balance Sheet, dated May, 31st, 2006, from the Company which is made up to a date more than four months;

2.

To receive the annual report presented at the Meeting, the Company’s financial statements for the fiscal year ended May 31st 2006, and the auditors’ report thereon;

3.

To elect the Directors;

4.

To increase the Stock Option Plan number of common share’s that can be issued under the Plan;

5.

To appoint the auditors and authorize the directors to fix their remuneration; and

6.

To transact such matters as may properly be brought before the meeting.

Shareholders may exercise their rights by attending the Annual General and Special Meeting of Shareholders or by completing a form of proxy. Should you be unable to attend the Meeting in person, kindly complete, sign and return the enclosed proxy form to the transfer agent of the Company, namely Computershare Trust Company of Canada, in Montreal, in the envelope provided for that purpose, by the latest at 4:30 p.m., on Thursday, November 23th, 2006, in order to insure proper registration of your vote. Refer yourselves to the attached Management proxy circular for further information.

Laval, September 15th, 2006

By order of the Board of Directors,

The Chairman of the Board

(Signed)  Michel Timperio____________

Michel Timperio